==============================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DIME BANCORP, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   00025429 Q1
                ------------------------------------------------
                                 (CUSIP Number)
       ------------------------------------------------------------------


                                 STEPHEN DISTLER
                         E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 WITH A COPY TO:
                              ANDREW R. BROWNSTEIN
                               CRAIG M. WASSERMAN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000


                                 OCTOBER 6, 2000
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                                Page 1 of 8 Pages

 ==============================================================================

                                  SCHEDULE 13D

-----------------------------                            -----------------------
   CUSIP No. 00025429 Q1                                   Page 2 of 8 Pages
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS EQUITY PARTNERS, L.P.
                    I.R.S. IDENTIFICATION NO. 13-3986317
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                        (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                   | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              27,215,328*
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 27,215,328*
             -------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          27,215,328*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         | |
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------
* Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
** Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
   CUSIP No. 00025429 Q1                                   Page 3 of 8 Pages
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    WARBURG, PINCUS & CO.
                    I.R.S. IDENTIFICATION NO. 13-6358475
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                        (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                   | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              27,215,328*
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 27,215,328*
             -------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          27,215,328*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         | |
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


--------------------
* Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
** Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
   CUSIP No. 00025429 Q1                                   Page 4 of 8 Pages
-----------------------------                            -----------------------


--------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    E.M. WARBURG, PINCUS & CO., LLC
                    I.R.S. IDENTIFICATION NO. 13-3536050
--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  |X|
                                                                        (b)  | |
--------------------------------------------------------------------------------
   3          SEC USE ONLY                                                   | |
--------------------------------------------------------------------------------
   4          SOURCE OF FUNDS
                    WC
--------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |
--------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE ORGANIZATION
                    NEW YORK
--------------------------------------------------------------------------------
               7
                   SOLE VOTING POWER
  NUMBER OF              27,215,328*
              ------------------------------------------------------------------
   SHARES      8
                   SHARED VOTING POWER
BENEFICIALLY             -0-
              ------------------------------------------------------------------
  OWNED BY     9
                   SOLE DISPOSITIVE POWER
    EACH                 27,215,328*
             -------------------------------------------------------------------
  REPORTING    10
                   SHARED DISPOSITIVE POWER
 PERSON WITH             -0-
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          27,215,328*
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         | |
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.9%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                    OO
--------------------------------------------------------------------------------


--------------------
* Assumes the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein.
** Gives effect to the new issuance of shares of common stock upon the full exercise and conversion of all securities into common stock pursuant to the terms and conditions of the Investment Agreement described herein. Without giving effect to such issuance, the percent of class represented by the amount in Row 11 is 24.9%.

            This Amendment No.1 amends the Schedule 13D originally filed on July 13, 2000 (the "Schedule 13D") on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities") and relates to the common shares, par value $0.01, of Dime Bancorp, Inc., a Delaware corporation (the "Company"). Capitalized terms used without definition in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

            Item 4 of the Schedule 13D is hereby amended by replacing the first six paragraphs as follows:

            The purchase by WPEP of the securities of the Company as described herein were effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. WPEP's investment was made over two closings. The first closing occurred upon the signing of an Investment Agreement, dated as of July 6, 2000, between the Company and WPEP (the "Investment Agreement"), pursuant to which WPEP has agreed to purchase several different securities issued, or to be issued, by the Company. The second closing occurred on October 6, 2000, following receipt of certain regulatory approvals. The transactions are described below.

            FIRST CLOSING. On July 6, 2000, WPEP purchased rights (the "Rights") to 12,009.491 shares of Series B non-cumulative voting preferred stock ("Series B Stock"), representing approximately 9.9% of the outstanding Common Stock after issuance of the Series B Stock, as each share of Series B Stock has the economic rights equivalent to 1,000 shares of Common Stock subject to antidilution adjustments. The Rights subsequently converted into the shares of Series B Stock on August 1, 2000, immediately upon clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Series B Stock will convert into restricted shares of underlying Common Stock upon, among other events, distribution of the litigation tracking warrants that the Company has assumed it will distribute to all other stockholders. The litigation tracking warrants will be securities representing an interest in the right to recovery, if any, in the "goodwill" litigation matter to which The Dime Savings Bank of New York, FSB ("Dime Savings") is a party. The aggregate purchase price WPEP delivered to the Company at the first closing was $210,166,092.50, comprising $17.50 per share of Common Stock underlying the Series B Stock. At the first closing, WPEP also acquired warrants to purchase 8,142.738 shares of Series C junior nonvoting preferred stock ("Series C Stock") and warrants to purchase 3,866.753 shares of Series D junior nonvoting preferred stock ("Series D Stock"), each series referencing 1000 shares of Common Stock per share of the series.

            SECOND CLOSING. On October 6, 2000, upon receipt of other necessary regulatory approvals, including a determination by the Office of Thrift Supervision that WPEP does not control the Company, WPEP purchased 1,598.173 additional shares of Series B Stock and additional warrants to purchase approximately 1,598.173 shares of Series D Stock for $27,968,027.50.

            To comply with regulatory requirements, WPEP's investment has been structured using several different securities. If all the securities were to be converted today into shares of Common Stock, they would amount to 27,215,328 shares, or approximately 24.9%, of the outstanding Common Stock, before giving effect to the new issuance of shares of Common Stock underlying the convertible securities. The material terms of these securities are described below.

            SERIES B STOCK. Each share of Series B Stock is entitled to 1,000 votes on all matters on which shares of Common Stock are entitled to vote, together with the Common Stock as a single class. Shares of Series B Stock are entitled to receive dividends the same as those paid on 1,000 shares of Common Stock, other than the distribution of litigation tracking warrants. In case of a merger or similar transaction, shares of Series B Stock will be exchanged into equivalent securities of the acquiring company. Shares of Series B Stock will convert into shares of Common Stock on the earliest of (1) the issuance of the litigation tracking warrants,
      (2) a change in control of the Company, (3) lapsing of the transfer restrictions placed on the securities under certain provisions of the Investment Agreement (for example, if the Company breaches its material obligations in the Investment Agreement), or (4) April 6, 2001.

            WPEP currently owns 13,607.664 shares of Series B Stock.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

      Part (a) of Item 5 is hereby replaced in its entirety as follows:

(a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of the Series B Stock, Series C warrants and Series D warrants (the "Securities"), which are convertible into shares of Common Stock pursuant to the terms and conditions of the Investment Agreement. As of July 6, 2000, the Group Members each beneficially owned 27,215,328 shares of Common Stock, assuming the full exercise and conversion of the Securities into Common Stock pursuant to the terms and conditions of the Investment Agreement. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Dated:  October 16, 2000



                              WARBURG, PINCUS EQUITY PARTNERS, L.P.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Stephen Distler
                                      ----------------------------------
                                      Name:  Stephen Distler
                                      Title: Partner


                              WARBURG, PINCUS & CO.

                              By: /s/ Stephen Distler
                                  --------------------------------------
                                  Name:  Stephen Distler
                                  Title: Partner


                              E.M. WARBURG, PINCUS & CO., LLC

                              By: /s/ Stephen Distler
                                  --------------------------------------
                                  Name:  Stephen Distler
                                  Title: Member


                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I,
                              C.V.

                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Stephen Distler
                                      ----------------------------------
                                      Name:  Stephen Distler
                                      Title: Partner

                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II,
                              C.V.


                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Stephen Distler
                                      ----------------------------------
                                      Name:  Stephen Distler
                                      Title: Partner


                              WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS
                              III, C.V.


                              By: Warburg, Pincus & Co.,
                                  General Partner

                                  By: /s/ Stephen Distler
                                      ----------------------------------
                                      Name:  Stephen Distler
                                      Title: Partner